Exhibit 99.2

Nabriva 3Q15 Conference Call November 11, 2015

Forward-Looking Statements This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this presentation, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates, the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption "Risk Factors" in our final prospectus dated September 17, 2015 for our U.S. initial public offering as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this presentation represent our views as of the date of this presentation. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation. 2

3 Colin Broom, MD Chief Executive Officer Nabriva Therapeutics AG

Nabriva Corporate Strategy Become a Fully Integrated Company Focused on Novel Antibiotics for Serious Infections Complete Phase 3 trials and obtain regulatory approval of lefamulin for Community Acquired Bacterial Pneumonia (CABP) Maximize the commercial potential of lefamulin for CABP Pursue the development of lefamulin in additional indications Advance the development of other pleuromutilin product candidates and compounds in other classes Evaluate business development opportunities and potential collaborations 3 1 2 4 5 4

Lefamulin 2015 Highlights Pleuromutilins – new class of antibiotics in development for systemic use in humans Novel mechanism of action with potent in vitro activity against multi-drug resistant strains Proprietary platform and IP wholly owned by Nabriva with extensive in-house expertise Lefamulin - lead candidate in Phase 3 trials for moderate-to-severe CABP First Phase 3 trial of IV/oral therapy initiated Special Protocol Assessment agreed with FDA for first phase 3 trial Qualified Infectious Disease Product and Fast Track designation for IV formulation Second Phase 3 trial of oral therapy expected to be initiated in 1Q16 Potential for additional indications Data presented in 2015 Presented data at the 25th European Congress of Clinical Microbiology and 2015 Infectious Diseases Week conference supporting lefamulin dose selection for CABP 5

Nabriva’s Pleuromutilin Pipeline is Advancing Program Indications Discovery Pre-clinical Phase 1 Phase 2 Phase 3 Comments Lefamulin (IV/oral) CABP* IV/Oral Phase 3 initiated; Oral Phase 3 initiation planned 1Q16 ABSSSI Phase 2 complete Lefamulin (IV/oral) Pediatric Indications Preclinical work and formulation development ongoing Lefamulin (IV) VABP/HABP Phase I / 2 program planned Lefamulin (IV/oral) STIs, Osteomyelitis, Prosthetic Joint Infections Preclinical work ongoing BC-7013 (Topical) uSSSI Phase 1 complete ESPs (IV/oral) cUTIs, cIAIs Clinical candidate to be selected *We have not conducted any clinical trials of lefamulin specifically for patients with CABP. 6

7 Elyse Seltzer, MD Chief Medical Officer Nabriva Therapeutics AG

Clinical Development Plan for Differentiation in CABP Phase 3 CABP registration program initiated in the fall of 2015 Lefamulin Evaluation Against Pneumonia (LEAP) trial (IV to oral) in patients with moderate-to-severe CABP (PORT III and above) Second study (oral) in moderate CABP (PORT II to IV) Extensive PK sampling Site selection planned to enrich for MDR pathogens, including MRSA Protocols consistent with relevant EMA and draft FDA Guidance 8 2015 2016 2017 2018 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 CABP IV to Oral CP3, global, 740 pat. CABP Oral CP3, global Interim analysis Hepatic / Renal Impairment Additional Phase 1 studies Non-Clinical Activities NDA/MAA Preparation & Submission Blue= clinical programs

LEAP IV to Oral Powering and Primary Objectives LEAP has 90% power to establish the non-inferiority (NI) of lefamulin to moxifloxacin for both FDA and EMA endpoints using a NI margin of 10% Demonstrate the NI of lefamulin versus comparator with respect to Early Clinical Response , (96 ± 24 hours after the first dose of study drug), in the Intent to Treat Analysis Set (FDA endpoint) Demonstrate the NI of lefamulin versus comparator with respect to the Investigator’s Assessment of Clinical Response at Test of Cure (TOC) (5-10 days after the last dose of study drug) in the modified-ITT and Clinically Evaluable Analysis Sets (EMA endpoint) 9

LEAP IV to Oral Trial Design Phase 3: Double-blind, double-dummy; active-controlled Population Approximately 740 adult patients with CABP Pneumonia Outcomes Research Team (PORT) Risk Class >III (moderate to severe) Approximately 100 international centers 1:1 randomization - lefamulin v comparator (moxifloxacin ± linezolid) Stratification according to: PORT Risk Class (Risk Class III vs. IV and V) A minimum of 25% of the total number of subjects randomized will have a PORT risk class of IV or V Geographic region (US vs. ex-US) Prior (single dose) short-acting antibiotic therapy for CABP vs. none No more than 25% of randomized subjects will have received a single dose of a short-acting antibiotic. 10

LEAP IV to Oral Treatment Scenarios All subjects begin with IV therapy for a minimum of three days before switching to oral therapy Majority of patients will receive 5 days of lefamulin v 7 days moxifloxacin If CABP caused by 1) S. pneumoniae with accompanying bacteremia or 2) L. pneumophila, both treatment arms will be extended to 10 days If MRSA suspected at baseline, lefamulin arm vs moxifloxacin/linezolid will be extended to 10 days Both moxifloxacin and linezolid started at baseline Moxifloxacin discontinued, linezolid continued if MRSA identified 11

LEAP IV to Oral Switch Criteria Subjects will be permitted to switch from IV to oral study drug if all of the following criteria are met: Have received 3 days (6 doses) of IV therapy Are hemodynamically stable Have a normalizing temperature Have demonstrated improvement in at least 1 severity category in at least 2 of 4 cardinal symptoms of CABP Dyspnea Cough Sputum production Chest pain Are able to swallow and absorb oral medications 12

13 Ralf Schmid Chief Operating Officer and Chief Financial Officer Nabriva Therapeutics AG

Initial Public Offering of American Depositary Shares (NASDAQ:NBRV) Completed in September 2015 We sold a total of 10,350,000 ADSs at an offering price of $10.25 per ADS Each ADS represents one tenth (1/10) of a common share 2,098,972 common shares outstanding on September 30, 2015 Upon the closing of the IPO, the holders of certain preferential rights became entitled to receive 17,149 common shares to be issued in 4Q15 Common shares outstanding will increase to 2,116,121 Received gross proceeds of approximately $106.1 million (€94.5 million) and net proceeds of approximately $92.2 million (€82.1 million), after deducting underwriting discounts and offering expenses We expect net proceeds from our IPO, together with existing cash resources, will be sufficient to fund our operations at least through the receipt of top-line clinical data from our Phase 3 CABP trials, which we anticipate in late 2017 14

2015 Financial Highlights Raised cash proceeds of $45.6 million (€42.1 million) from our April 2015 financing Cash and cash equivalents of $125.5 million (€112.0 million) at September 30, 2015 compared to $2.2 million (€1.8 million) at December 31, 2014 Net loss for the nine months ended September 30, 2015 was $23.9 million (€21.5 million) compared to a loss of $10.5 million (€8.0 million) for the nine months ended September 30, 2014 15

16 Colin Broom, MD Chief Executive Officer Nabriva Therapeutics AG

Anticipated Key Milestones October 2015: First Phase 3 clinical trial for the treatment of CABP initiated 1Q 2016: Second Phase 3 clinical trial for the treatment of CABP to be initiated 2H 2017: Top-line data available for both Phase 3 trials for the treatment of CABP 2018: Submission of a NDA to the FDA and a MAA to the EMA for the treatment of CABP 17

Nabriva Summary Developing novel antibiotics for serious infections Pleuromutilins – new class of antibiotics in development for systemic use in humans Novel mechanism of action with potent in vitro activity against multi-drug resistant strains Proprietary platform and IP wholly owned by Nabriva with extensive in-house expertise Lead candidate lefamulin in Phase 3 trials for moderate-to-severe CABP IV / oral therapy trial enrolling, oral trial expected to begin in 1Q16 QIDP and Fast Track designation for IV SPA agreed with FDA for first Phase 3 trial Potential for additional indications Novel product pipeline BC-7013 – Topical formulation with activity against MRSA; Phase 1 completed Potential for development of compounds in other antibiotic classes Experienced management team 18